SEC FILE NUMBER
0-26944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____

PART I -- REGISTRANT INFORMATION

Silicon Storage Technology, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

1171 Sonora Court
(Address of Principal Executive Office *(Street and Number)*)
Sunnyvale, CA 94086
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

> (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
>
> ☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
>
> (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Silicon Storage Technology, Inc. (the "Company") is still in the process of completing its year-end financial statements, including the additional disclosure requirements related to the acquisition of G-Plus, and additional internal control procedures and testing under Section 404 of the Sarbanes-Oxley Act of 2002, and therefore is unable to file its Form 10-K for the year ended December 31, 2004 (the "Form 10-K") in the prescribed time period without unreasonable effort and expense. The Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jack K. Lai	408	735-9110
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SST's results of operations to be reflected in the financial statements in the Form 10-K will be consistent with the financial statements attachment hereto. SST's net revenues for the year ended December 31, 2004 were $449.2 million compared with $295.0 million for the year ended December 31, 2003. SST's net income for the year ended December 31, 2004 was $23.9 million, or $0.24 per share based on approximately 99.1 million diluted shares compared with a net loss of $65.2 million or a loss of $0.69 per share based on approximately 94.7 million diluted shares outstanding for the year ended December 31, 2003.

Sarbanes-Oxley Act of 2002 Section 404

During the audit of the year ended December 31, 2004, PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, identified an error in the recording of the inventory reserve as of December 31, 2004, which resulted in a material audit adjustment. The Company's management believes that the error was a result of insufficient controls over the preparation and review of manual journal entries due to insufficient accounting and finance personnel resources under the heavy load to meet Sarbanes-Oxley requirements combined with a high level of recent employee turnover. This control deficiency constituted a material weakness in internal control. The audit adjustment was recorded and reflected in financial information previously reported in the Company's financial press release dated January 26, 2005.

As a result of this material weakness, management expects to conclude in the Form 10-K that internal controls over financial reporting were not effective as of December 31, 2004, and accordingly PricewaterhouseCoopers LLP is expected to issue an adverse opinion with respect to the Company's internal control over financial reporting. Management and PricewaterhouseCoopers LLP, are still completing their assessment of internal controls and additional control deficiencies may be identified.

In response to this material weakness, the Company has recently hired new senior accounting personnel and is in the process of hiring additional finance and accounting personnel. In addition, the Company intends to enhance its training programs for finance and accounting personnel.


Silicon Storage Technology, Inc.

(Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005   By /s/ Jack K. Lai

ATTACHMENT:


SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)


	Three months ended December 31,		Year ended December 31,	
	2003	2004	2003	2004
	(unaudited)		(unaudited)	
Net revenues:				
Product revenues	$ 82,351	$ 96,530	$ 256,529	$ 404,731
Technology licensing	12,866	7,534	38,512	44,467
Total net revenues	95,217	104,064	295,041	449,198
Cost of revenues	62,747	103,461	218,775	322,093
Gross profit	32,470	603	76,266	127,105
Operating expenses:				
Research and development	10,334	9,748	43,144	46,904
Sales and marketing	5,840	6,834	22,272	28,295
General and administrative	4,110	5,455	14,398	18,292
Other non-recurring charges	1,371	5,896	37,849	7,375
Total operating expenses	21,655	27,933	117,663	100,866
Income (loss) from operations	10,815	(27,330)	(41,397)	26,239
Interest and other income	420	405	2,784	2,295
Interest and other expense	(29)	(96)	(138)	(281)
Impairment of equity investments	-	(11)	-	(509)
Minority interest	-	133	-	91
Income (loss) before provision for income taxes	11,206	(26,899)	(38,751)	27,835
Provision for income taxes	2,101	26	26,416	3,906
Net income (loss)	$ 9,105	$ (26,925)	$ (65,167)	$ 23,929
Net income (loss) per share - basic	$ 0.10	$ (0.28)	$ (0.69)	$ 0.25
Shares used in per share calculation	95,232	96,223	94,723	95,756
Net income (loss) per share - diluted	$ 0.09	$ (0.28)	$ (0.69)	$ 0.24
Shares used in per share calculation	100,000	96,223	94,723	99,143

511889 v2/HN

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

	December 31, 2003	December 31, 2004
	(unaudited)	(unaudited)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 185,194	$ 103,993
Trade accounts receivable, net	55,330	58,179
Inventories	46,120	156,618
Other current assets	13,232	16,049
Total current assets	299,876	334,839
Equipment, furniture and fixtures, net	11,325	16,620
Long-term marketable securities	24,969	23,094
Other assets	60,191	112,178
Goodwill	-	15,600
Total assets	$ 396,361	$ 502,331
LIABILITIES		
Current liabilities:		
Notes payable, current portion	$ 393	$ 705
Trade accounts payable	47,507	89,155
Accrued expenses and other liabilities	11,911	30,593
Deferred revenue	3,630	2,388
Total current liabilities	63,441	122,841
Other liabilities	1,423	1,307
Minority interest	-	2,199
Total liabilities	64,864	126,347
SHAREHOLDERS' EQUITY		
Common stock	345,384	358,605
Accumulated other comprehensive income	9,178	16,515
Retained earnings/(Accumulated deficit)	(23,065)	864
Total shareholders' equity	331,497	375,984
Total liabilities and shareholders' equity	$ 396,361	$ 502,331